PEBBLEBROOK HOTEL TRUST
10319 Westlake Drive, Suite 112
Bethesda, Maryland 20817
December 4, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Gowetski, Esq.
                    Erin E. Martin, Esq.

RE:	Pebblebrook Hotel Trust Registration Statement on Form S-11 (File No. 333-162412)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pebblebrook Hotel Trust (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on December 8, 2009 or as soon thereafter as practicable.
     The Company acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company requests that it be notified of such effectiveness by a telephone call to David C. Wright at (804) 788-8388 and such effectiveness also be confirmed in writing.

Very truly yours, Pebblebrook Hotel Trust
By:	/s/ Jon E. Bortz
	Name:	Jon E. Bortz
	Title:	Chairman, President and Chief Executive Officer